FOR IMMEDIATE RELEASE                  CONTACT:   PATRICK W. ALLENDER
                                                  CHIEF FINANCIAL OFFICER
                                                  (202) 828-0850

              DANAHER CORPORATION ANNOUNCES AGREEMENTS TO ACQUIRE
         KOLLMORGEN CORPORATION AND WARNER ELECTRIC MOTION BUSINESSES
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     Washington, D.C., May 4, 2000 -- Danaher Corporation (NYSE:DHR) announced today that it has entered into a definitive merger agreement with Kollmorgen Corporation (NYSE:KOL) to acquire all of its outstanding shares at a cash price of $23 per share. The transaction has a total value of approximately $325 million including assumption of debt. The Directors of both companies have approved the merger agreement.

     Kollmorgen Corporation, headquartered in Waltham, Massachusetts, is a $260 million revenue global leader in providing high performance electronic motion control equipment, systems and service to industrial, commercial, aerospace and defense customers worldwide. Motion products include brush and brushless motors, servo systems, drives and electronic controls. Kollmorgen is also the premier designer and supplier of advanced submarine periscope systems.

     George M. Sherman, President and Chief Executive Officer of Danaher, stated, "Kollmorgen, with its premier reputation for technology and innovative solutions for the motion control industry, represents a key addition to our rapidly growing motion platform. We are excited by the prospects of adding Kollmorgen's capabilities to those of our existing businesses."

     Gideon Argov, Chairman, President and Chief Executive Officer of Kollmorgen, stated,"We cannot imagine a better strategic partner than Danaher Corporation, whose leadership in process and environmental controls perfectly complements Kollmorgen's leadership in high performance electronic motion control products and systems. We believe this important transaction will not only deliver significant value to our shareholders but significantly benefit the customers and employees of both our Industrial & Commercial and Aerospace & Defense businesses. I personally look forward to working closely with George Sherman and his colleagues on the Danaher team to complete the transaction and achieve a smooth and seamless transition."

     Under the merger agreement, Danaher will commence a tender offer for Kollmorgen's outstanding shares, which will be subject to certain conditions, including at least a two-thirds majority of Kollmorgen's outstanding shares, on a fully diluted basis, being tendered without withdrawal prior to the expiration of the offer, and clearance of the transaction under applicable antitrust laws and other governmental agencies' regulations being obtained.

     All stockholders should read the tender offer statement concerning the tender offer that will be filed by Danaher, and the solicitation/recommendation statement that will be filed by Kollmorgen, with the Securities and Exchange Commission (SEC) and mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements in due course, as well as other filings containing information about Danaher and Kollmorgen, without charge, at the SEC's internet site (www.sec.gov). Copies of the tender offer and the solicitation/recommendation statements and other SEC filings can also be obtained, without charge, from Danaher's Corporate Secretary.

     Danaher Corporation also announced today that it has entered into an agreement to acquire, for cash, the motion control businesses of Warner Electric Company (Warner) for


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$144 million. Warner's $160 million revenue motion control operations include the company's linear products group with principal operations in Marengo, Illinois and Wolfschlugen, Germany and the company's motors and control group based in Bristol, Connecticut and Charlotte, North Carolina. Warner's motion products include stepper motors, synchronous motors and linear actuation components and systems serving a wide range of commercial and industrial markets, including factory automation, material handling and medical applications. Warner's brake and clutch operations were not part of the transaction.

     The Warner transaction has been unanimously recommended by an independent committee of Danaher's Board of Directors and is subject to certain closing conditions and customary regulatory approvals. Warner Electric's principals include Steven and Mitchell Rales, Danaher's Chairman of the Board and Chairman of the Executive Committee, respectively.

     Mr. Sherman stated, "The Warner motion product offering closely complements both our motion component and motion solution offerings and provides broader access to several key targeted markets. With Kollmorgen and Warner Motion, we will double the size of our strategic motion platform."

     Kollmorgen Corporation is one of the major worldwide manufacturers of high performance electronic motion control products and systems. (www.kollmorgen.com)

     Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components. (www.danaher.com)